Filed by Johnson & Johnson
pursuant to rule 425 under the Securities Act of 1933, as amended
Subject Company: Johnson & Johnson
Commission File No.: 1-3215

The following is the text of the website that is being maintained at http://www.JNJSeparation.com in connection with the offer by Johnson & Johnson to exchange up to an aggregate of 1,533,830,450 shares of common stock of Kenvue Inc., which are owned by Johnson & Johnson, for shares of common stock of Johnson & Johnson, as described in further detail in the Prospectus (as defined below).